Exhibit 12.1

United States Steel Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

And Preferred Stock Dividends

Unaudited

(Dollars in Millions)

	Year Ended December 31
	2003	2002	2001	2000	1999
Portion of rentals representing interest	$46	$34	$45	$48	$46
Capitalized interest	8	6	1	3	6
Other interest and fixed charges	156	136	153	115	75
Pretax earnings which would be required to cover preferred stock dividend requirements	33	—	12	12	14

Combined fixed charges and preferred stock dividends (A)	$243	$176	$211	$178	$141

Earnings — pretax income with applicable adjustments (B)	$(604)	$183	$(387)	$187	$295

Ratio of (B) to (A)	(a)	1.04	(a)	1.05	2.10

(a)	Earnings did not cover combined fixed charges and preferred stock dividends by $847 million in 2003 and by $598 million in 2001